

INVEST IN **DOCKSHARE**

Airbnb for Docks and Boat Slips

LEAD INVESTOR

 **Dawn Scott**

We are also so extremely impressed with the mission and vision of DockShare. From the moment this concept was introduce to us we knew it was something we wanted to see be successful. DockShare is an innovative idea that we truly feel is going to help boaters find temporary housing for their boats. The technology created to allow boaters the access to find docks is incredible. We know so many boaters that travel up and down the east coast and struggle finding some place to dock their boats and this is going to be a game changer for them.

Invested $7,000 this round

dockshare.app Baltimore MD

Technology   Marketplace   Female Founder   Travel & Tourism   Minority Founder

Highlights

(1)   Over 250 dock listings throughout the U.S.

(2)   First revenue in under 2 years

(3)   Experienced team has formed multiple successful businesses

(4)   120% increase in booking requests over the last 6 months

(5)   Well-developed platform with 1200+ active users

(6)   Recent Graduates of the 4th Wave of the esteemed Washington Maritime Blue Accelerator

(7)   20+ year veterans of recreational boating industry

Our Team



Nate Young Co-founder and CEO

Flipped over 100 homes in Maryland // Owns 14 income generating properties // Bi-racial boater with a passion of bringing diversity into the recreational boating world



Gina Perrone Co-founder and COO



Gina Perrone Co-founder and COO

Real estate investor, Founder of staging company



Lauren Pearlowitz Product Manager

Successful exit from another startup, works with a variety of international partners



Laura Scharle Marketing Coordinator & Customer Relations Manager

Founder of outdoor recreation company, Obtained Merchant Mariner Credential (OUVP/6PAK)

Pitch



DOCKSHARE

"The Airbnb for docks and boat slips!"





OUR MISSION



Early stage marketplace connecting boaters with privately-owned docks and marina boat slips. Our site is safe and secure, opens the door for boaters to explore new destinations, and allows for spontaneous, carefree boating adventures as well as long term docking solutions.



 # EMPTY DOCKS = OPPORTUNITY



 # THE PROBLEMS

- Access and destination options are limited. Docking is only in areas with marinas or public access.

- Marinas have limited availability, long waiting lists, and can be costly (especially for smaller boats). Most marina reservation systems require advanced planning and calling ahead.

- Privately-owned dock space sits empty and owners are unaware of the income

opportunity.

- Most boat owners use their boats much less than they envisioned because of lack of access and convenience.

- 31% of boat owners are millennials and they expect technology to solve their docking needs.





OUR SOLUTION

- We connect dock owners and boaters through a secure, online marketplace.
- More convenient and cost-effective than docking at a marina.
- Transactions are safe and secure.
- Docks are protected with damage protection.
- Boaters have on-demand access for short or long term rentals.
- Dock owners can bring in extra income.





Florida, USA
DISTANCE: 20 miles
FILTER BY: DATE MY BOAT
61 places to dock
Show Map
Map
Satellite
Describe your dock.
Type of dock *
Floating dock
Permanent dock
Bulk-head
Mean low water
3.5 feet
Slip length
16 feet
Slip width
5 feet
Description
Nice Private Dock. Only one in the Bay. Have Direct Access to River, and to Ocean. Best for Up to 24 Ft Fishing Boat. Have to see to Believe. VERY UNIQUE. See
Mean low water
Slip width
Slip Length

HOW IT WORKS

1. Main page navigation



dockshare.app
DOCKSHARE
TURN YOUR DOCK INTO AN ASSET
LIST A DOCK
BOOK A DOCK

2. User registration and vessel information



m.dockshare.app
Search Filter: My Boat
Kayak Launch
Only Kayak Launches
Minimum Water Depth
4.5 feet
Slip length
27 feet
Slip width
Enter width in feet
Close
Update Results

3. Search for available docks



Ft Lauderdale, FL
DISTANCE: 20 miles
FILTER BY: DATE MY BOAT / KAYAK
32 places to dock
Show Map
Map
Satellite
Search this area

4. Book dock based on availability



m.dockshare.app
Dock with lift by Port Everglades
AVAILABILITY
May 2023


- The recreational boating market is a $20B+ market and growing in the US.

- There are 12M registered recreational boating vessels in the US.

- Boat sales skyrocketed during the pandemic, and sales have remained strong and above pre-pandemic levels.

- The US recreational boating market is predicted to rise to $28B by 2024.

- Boat-sharing apps are rapidly gaining popularity and they recording their highest ever booking numbers.



Boat sales have skyrocketed during the pandemic
Stock performance of top boat manufacturers (March 2020 - March 2021)

MarineMax 532%
Malibu Boats 205%
Brunswick Corporation 178%

DATA: Zachary Crockett / The Hustle, via market reports




Nate
Cofounder

Gina
Cofounder

Lauren
Product Management

Laura
Marketing & Community Relations


- **Nate & Gina Young** - Cofounders

- **Lauren Pearlowitz** - Product Manager

- **Adam Douglass** - Lead Developer

- **Laura Scharle** - Marketing & Community Relations Specialist

Made with ♥ in Baltimore

Downloads

DOCKSHARE EXPLAINER VIDEO